SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding supplemental notice of the second extraordinary general meeting for the year 2020 of China Petroleum & Chemical Corporation (the “Registrant”) made by the Registrant on August 31, 2020, and a copy of revised proxy Form therefor.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

SUPPLEMENTAL NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2020

REFERENCE IS MADE TO the notice of the second extraordinary general meeting for the year 2020 of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) dated 13 August 2020 (the “Original EGM Notice”). The second extraordinary general meeting (“Extraordinary General Meeting” or “EGM”) of the Company for the year 2020 will be held at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing on Monday, 28 September 2020 at 9:00 a.m. Unless otherwise stated, capitalized terms used herein shall have the same meanings as defined in the Original EGM Notice.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that at the EGM, which will be held on the same date, at the same time and at the same venue as scheduled in the Original EGM Notice, will consider and, if thought fit, pass the following supplemental resolution as an ordinary resolution in addition to the resolution set out in the Original EGM Notice:

New Resolution to be considered and approved at the Extraordinary General Meeting

By way of non-cumulative voting:

2.	The special interim dividend distribution plan for 2020.

Details of the above resolution are included in Appendix I to this supplemental notice of the EGM. The Board is of the view that the above resolution is in the interests of the Company and its shareholders as a whole. Accordingly, the Board recommends shareholders to vote for the resolution to be proposed at the EGM. The resolution and other matters set out in the Original EGM Notice remain unchanged.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board

Beijing, PRC
31 August 2020

Notes:

1.
The resolution set out in the Original EGM Notice remains unchanged. For details of the resolution to be considered at the EGM, the closure of share register of members, eligibility for attending the EGM, registration procedures for attending the EGM, appointment of proxy and other relevant matters, please refer to the Original EGM Notice and the circular of the Company dated 13 August 2020, and/or this supplemental notice of the EGM dated 31 August 2020 relating to the new ordinary resolution published on the website of The Stock Exchange of Hong Kong Limited and the website of the Company.

2.
Since the form of proxy for the EGM enclosed with the Original EGM Notice dated 13 August 2020 (the “First Form of Proxy”) does not contain the additional resolution set out in this supplemental notice, a new form of proxy (the “Revised Form of Proxy”) has been prepared and is enclosed with this supplemental notice.

3.
The Revised Form of Proxy for use at the EGM is enclosed  herewith  and  published  on  the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk). Whether or not you intend to attend the EGM, you are requested to complete the Revised Form of Proxy in accordance with the instructions printed thereon and return the same to the Company’s business address or the Company’s H share registrar, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 24 hours before the time for holding the EGM or any adjournment thereof (as the case maybe) (i.e. before 9:00 a.m. on 27 September 2020, Hong Kong time) (the “Deadline”).

4.
Important: If the shareholders of the Company have not yet lodged the First Form of Proxy with the Company or the Company’s H share registrar, shareholders are requested to lodge only this Revised Form of Proxy. A shareholder who has lodged the First Form of Proxy with the Company or the Company’s H share registrar should note that:

(1)	the duly completed Revised Form of Proxy will be treated as the valid form of proxy lodged by such shareholder;

(2)
if such shareholder fails to lodge the Revised Form of Proxy with the Company or the Company’s H share registrar, the lodged First Form of Proxy,  if  duly  completed,  will remain effective and applicable to the extent permissible. For the additional resolution not set out in the First Form of Proxy, the proxy appointed under the First Form of Proxy shall have the right to vote at his/her discretion if no relevant instruction is received;

(3)
any Revised Form of Proxy which is lodged with the Company or the Company’s H share registrar after the Deadline shall be invalid. The First Form of Proxy previously lodged by such shareholder shall not be revoked. The First Form of Proxy, if duly completed, will be deemed effective and applicable to the extent permissible. For the additional resolution not set out in the First Form of Proxy, the proxy appointed under the First Form of Proxy shall have the right to vote at his/her discretion if no relevant instruction is received.

5.	Shareholders are reminded that completion and return of the Revised Form of Proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof.

6.	The reply slip for use at the EGM sent together with the Original EGM Notice remains valid for the EGM if duly completed and returned in accordance with the instructions printed thereon.

7.	Shareholders are reminded to refer to other notes contained in the Original EGM Notice.

As of the date of this notice, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Liu Hongbin#, Ling Yiqun#, Li Yong*, Tang Min+, Cai Hongbin+  and Ng, Kar Ling Johnny+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

APPENDIX I

PARTICULARS  IN  RESPECT  OF  THE  SPECIAL  INTERIM  DIVIDEND  DISTRIBUTION PLAN FOR 2020

Pursuant to the Articles of Association of Sinopec Corp., the amount of the half-yearly dividend distribution shall not exceed 50% of net profit for the half year period of the Company. In order to maintain continuity and steadiness of dividend distribution of the Company and considering the long-term development of the Company and overall interests of all shareholders, the board  of directors of Sinopec Corp. (the “Board”) has proposed the following to the EGM for consideration and approval: distribution of special interim dividend for the year 2020 of RMB0.07 per share (tax inclusive), which is calculated on the basis of the total share capital of the Company as of the record date for dividend distribution (i.e. 22 October 2020).

Subject to approval of the special interim dividend at the EGM, the special interim dividend shall be paid on or before 5 November 2020 to all shareholders whose names appear on the register of members of Sinopec Corp. on 22 October 2020. In order to be qualified for the special interim dividend, holders of H shares shall lodge their share certificates and transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong before 4:30 p.m. on 15 October 2020 for registration. The register of members of H shares of Sinopec Corp. will be closed from 16 October 2020 to 22 October 2020 (both days inclusive). The dividend will be denominated and declared in RMB and distributed to domestic shareholders and Shanghai-Hong Kong Stock Connect shareholders in RMB  and  to  foreign shareholders in Hong Kong Dollars. The exchange rate for dividend to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week ahead of the date of declaration of the special interim dividend.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Number of shares related to this proxy form(note 2)

Revised Proxy Form for the Second Extraordinary General Meeting for the year 2020

I (We)(note 1) ______________________________________________________________________________________________________________________________________________________________________________ of ____________________________________________________________________________________________________________________________________________________________________________________________ being the holder(s) of _____________________________________________________________ H Share(s)(note 2) of RMB1.00 each of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) now appoint _____________ of _________________________________ (I.D. No.: ___________________________________________ Tel. No.: ___________________________________________ )/ the chairman of the meeting(note 3) as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the second extraordinary general meeting of Sinopec Corp. for 2020 (“EGM”) to be held at 9:00 a.m. on Monday, 28 September 2020 at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing, China. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.

The Second Extraordinary General Meeting for the year 2020
No.	By way of non-cumulative voting	For(note 4)	Against(note 4)
1.	To consider and approve the resolution in relation to the disposal of oil and gas pipeline and relevant assets.
2.	The special interim dividend distribution plan for 2020.

Date:	2020	Signature(s):	(note 5)

Notes:
1.	Please insert full name(s) and address(es) in BLOCK LETTERS.
2.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote at the EGM provided that such proxies must attend the EGM in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “I"” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “I"” in the appropriate space under “Against”. In the absence of any such indication, the proxy may vote or abstain at his discretion. Pursuant to the articles of association of Sinopec Corp., the shares withheld or abstained from voting will not be counted in the calculation of the vote with voting right.

5.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.	Resolutions 1 and 2 are ordinary resolutions.
7.
In the case of joint holders of shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting in person or by proxy, the vote of the person whose name stands first on the register of members of Sinopec Corp. in respect of such share shall be accepted.

8.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised must be delivered by the holder of H Shares to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at least 24 hours before the time designated for the holding of the EGM (ie. before 9:00 a.m., 27 September 2020 Hong Kong time) (“Deadline”). If the original copy of this proxy form is not received by such time, the shareholder can be deemed as having not attended the EGM and the relevant proxy form can be deemed as void.

9.
Important: If the shareholders of the Company have not yet lodged the original proxy form for the EGM (issued by the Company along with, among other things, the notice of the EGM dated 13 August 2020) (the “First Form of Proxy”) with the Company or the Company’s H Share Registrar, shareholders are requested to lodge only this revised form of proxy (the “Revised Form of Proxy”). A shareholder who has lodged the First Form of Proxy with the Company or the Company’s H share registrar should note that:

(1)	the duly completed Revised Form of Proxy will be treated as the valid form of proxy lodged by such shareholder;
(2)
if such shareholder fails to lodge the Revised Form of Proxy with the Company or the Company’s H share registrar, the lodged First Form of Proxy, if duly completed, will remain effective and applicable to the extent permissible. For the additional resolution not set out in the First Form of Proxy, the proxy appointed under the First Form of Proxy shall have the right to vote at his/her discretion if no relevant instruction is received;

(3)
any Revised Form of Proxy which is lodged with the Company or the Company’s H share registrar after the Deadline shall be invalid. The First Form of Proxy previously lodged by such shareholder shall not be revoked. The First Form of Proxy, if duly completed, will be deemed effective and applicable to the extent permissible. For the additional resolution not set out in the First Form of Proxy, the proxy appointed under the First Form of Proxy shall have the right to vote at his/her discretion if no relevant instruction is received.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: September 1, 2020